

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2011

<u>Via E-Mail</u>
Mr. Casey Forward
President
Globetech Ventures Corp.
Suite 1130 - 789 West Pender Street
Vancouver, British Columbia, Canada   V6C 1H2

  Re: **Globetech Ventures Corp.**
    Amendment No. 1 to Form 20-F for fiscal year ended September 30, 2010
    Filed April 11, 2011
    File No. 0-26414

Dear Mr. Forward:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Kevin L. Vaughn

      Kevin L. Vaughn
      Accounting Branch Chief